SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Vista Medical Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

982369 10 7

(CUSIP Number)

Scott R. Pancoast

c/o Western States Investment Group

9191 Towne Centre Drive, Suite 310

San Diego, California  92122

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 3, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 982369 10 7		Page 2 of 6 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Scott R. Pancoast

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 454,466

	8.	Shared Voting Power

	9.	Sole Dispositive Power 454,466

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 454,466

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.21%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 982369 10 7	Page 3 of 6 Pages

Item 1.	Security and Issuer

The class of equity securities to which the Schedule 13D relates is the Common Stock of Vista Medical Technologies, Inc. (the "Issuer").  The principal executive offices of the Issuer are located at 5451 Avenida Encinas, Suite A, Carlsbad, California  92008.

Item 2.	Identity and Background

This Schedule 13D is being filed by Scott R. Pancoast (an individual and a United States citizen), with the business address of c/o Western States Investment Group, 9191 Towne Centre Drive, Suite 310, San Diego, California  92122.

The principal occupation of Scott R. Pancoast is to serve as Executive Vice President of Western States Investment Group.

Mr. Pancoast has not been convicted, during the past five (5) years, in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the past five (5) years, he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Of the 454,466 shares of Common Stock that Mr. Pancoast has acquired in the twelve months preceding the date of this report, 447,366 shares are represented by 447,366 shares of Series A Preferred Stock of the Issuer, which were acquired by Vectra Partners, LLC, in which Mr. Pancoast is a member, and over which Mr. Pancoast exercises voting and dispositive power.  The consideration paid for the 447,366 shares of Series A Preferred Stock was $424,998.  The Series A Preferred Stock is convertible into that number of shares of the Issuer's Common Stock as is determined by dividing the Original Series A Issue Price (as defined in the Issuer's Articles of Incorporation) by the applicable Conversion Price (as defined in the Issuer's Articles of Incorporation).  As of the date of issuance of the Series A Preferred Stock, the Conversion Price was equal to the Original Series A Issue Price, making the 447,366 shares of Series A Preferred Stock convertible into 447,366 shares of Common Stock.  Additionally, Mr. Pancoast holds 7,100 shares of Common Stock which were previously acquired for aggregate consideration of $21,862.  All shares described in this filing were acquired with personal funds of Mr. Pancoast.

Item 4.	Purpose of Transaction

The purpose of the purchases by Mr. Pancoast was to acquire shares of Series A Preferred Stock and Common Stock for investment.  In addition to the shares described in this filing, Mr. Pancoast may from time to time purchase additional shares of Common Stock or other securities of the Issuer, depending upon price, market conditions, availability of funds, evaluation of other investment opportunities and other factors.  Although Mr. Pancoast has no current plans to sell or divest himself of any of the securities described in this

CUSIP No. 982369 10 7	Page 4 of 6 Pages

filing, he could determine from time to time, based upon the same set of factors just listed, to sell some or all of the shares of Common Stock or Series A Preferred Stock held.

Mr. Pancoast has been invited to be appointed to fill a current vacancy on the board of directors of the Issuer, and it is anticipated that if he accepts, his term will extend through June 2005.  Additionally, pursuant to the Certificate of Designations of the Series A Preferred Stock, if there are any outstanding shares of Series A Preferred Stock after March 27, 2004, the holders of Series A Preferred Shares, voting as a separate class, will be entitled to elect the greater of two directors or twenty-five percent (25%) of the total number of directors of the Issuer.

Except as set forth in this Item 4, Mr. Pancoast has no present plan or proposal that relates to or would result in:

(a)   The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)   A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)  Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancy on the board;

(e)   Any material change in the present capitalization or dividend policy of the Issuer;

(f)   Any other material change in the Issuer's business or corporate structure;

(g)  Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)  Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)    A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)    Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)   As of the date of this report, Scott R. Pancoast beneficially owned 454,466 shares of Common Stock, or approximately 8.21% of the outstanding shares (based upon 5,001,749 shares of Common Stock outstanding, per information provided to Mr. Pancoast by the Issuer as of February 25, 2003), and considering as issued the 447,366 shares of Common Stock which were issuable as of March 3, 2003, upon conversion of the 447,366 shares of Series A Preferred Stock beneficially owned by Mr. Pancoast.

CUSIP No. 982369 10 7	Page 5 of 6 Pages

(b)  Mr. Pancoast directly owns 7,100 shares of Common Stock of the Issuer, over which he has sole voting power and sole dispositive power.  Mr. Pancoast also owns indirectly 447,366 shares of Common Stock, over which he has sole voting power and sole dispositive power, which shares were issuable as of March 3, 2003, upon conversion of the 447,366 shares of Series A Preferred Stock beneficially owned by Mr. Pancoast through Vectra Partners, LLC.  The Series A Preferred Stock has full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and is entitled to vote, together as a single class with holders of Common Stock, with respect to any matter upon which holders of Common Stock have the right to vote, except for the election of directors or as otherwise required by law.  If there are any outstanding shares of Series A Preferred Stock after March 27, 2004, the holders of Series A Preferred Stock, voting as a separate class, will be entitled to elect the greater of two directors or twenty-five percent (25%) of the total number of directors of the Issuer.

(c)   During the past sixty days, Mr. Pancoast effected the following transactions involving the Common Stock of the Issuer.

1.      On January 6, 2003, he directly acquired through an open market transaction, 4,600 shares for $2.55 per share, or an aggregate price of $11,730.

2.      On March 3, 2003, Mr. Pancoast acquired indirect beneficial ownership of 447,366 shares Common Stock through acquisition of 447,366 shares of Series A Preferred Stock of the Issuer by Vectra Partners, LLC, in which Mr. Pancoast is a member, and over which Mr. Pancoast exercises voting and dispositive power.  The shares of Series A Preferred stock were acquired from the Issuer in a private placement, for $.95 per share, or aggregate consideration of $424,998.  The Series A Preferred Stock is convertible into that number of shares of the Issuer's Common Stock as is determined by dividing the Original Series A Issue Price of $.95, by the applicable Conversion Price (as defined in the Issuer's Articles of Incorporation).  As of the date of this filing, the 447,366 shares of Series A Preferred are convertible into 447,336 shares of Common Stock.

(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As noted, Mr. Pancoast is the indirect beneficial owner of 447,366 shares of Series A Preferred Stock, the holders of which are entitled to receive dividends, prior and in preference to any declaration or payment of any cash dividend on the Common Stock, at the rate of $0.1425 per share (subject to appropriate adjustments for stock splits, dividends, combinations or other recapitalizations on such shares) per annum.  Such dividends shall be payable only when, as and if declared by the Board of Directors and be cumulative and shall accrue from the date of the initial issuance of the applicable Series A Preferred Shares by the Issuer.  Additionally, the Series A Preferred Stock is redeemable by the Issuer under various circumstances as described in the Issuer's Certificate of Incorporation.

Item 7.	Material to Be Filed as Exhibits
None.

CUSIP No. 982369 10 7	Page 6 of 6 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 7, 2003
Date
/s/ Scott Pancoast
Signature
Scott Pancoast
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)